08006349

Reliance
Industries Limited

RECEIVED
2008 DEC 30 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 24, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	December 24, 2008	Media Release titled "RIL wins a Deep Water block in NELP VII"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
JAN 06 2009
THOMSON REUTERS

Encl: a/a

dlw 1/5

Reliance
Industries Limited

December 24, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Trading Symbol: "RELIANCE EQ"
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Media Release

A Media Release issued by the Company titled "RIL wins a Deep Water block in NELP VII" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No. 00352 473298

Media Release

Reliance
Industries Limited

22nd December 2008

RIL wins a Deep Water block in NELP VII

Reliance Industries Ltd., along with BP was awarded the Deep Water block KG-DWN-2005/2 offered under NELP VII. The agreement was signed today at New Delhi. RIL has 70% participating interest and BP holds the remaining 30% participating interest and is also the Operator of the block.

The block is located 40 Kilometers off the East coast near Kakinada, spread over an area of 1949 sq kms and is about 100 kilometers away from the existing deep water discoveries in the KG basin. During the first phase of exploration, the consortium will conduct detailed 2D and 3D seismic surveys and reprocess existing seismic data. Based on an analysis of survey results further work programme will be decided.

RIL has gained considerable experience in Deep Water exploration and production being the first producer of hydrocarbons from Deep Waters in India. RIL established its project management capabilities in the E & P sector by developing the D-26 Deep Water field in less than two years from the date of discovery and also by developing the D-1 & D-3 Gas fields in about six years from the date of discovery. The synergy of RIL and BP, two global companies will bring in best of technology, talent and management skills to the table which will ensure success in the new block awarded under NELP VII.

Speaking on the occasion, **Mr. PMS Prasad, President & CEO (Petroleum)**, RIL, said, "The JV consortium synergizes world class talent, skills, innovation, technology and project management capabilities in Deep Water exploration & production and Reliance is looking forward to working with BP in exploring this block awarded under NELP VII."

About Reliance Industries Ltd.

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1, 39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'World's 25 Most Innovative Companies' as per a list compiled by the US financial publication - Business Week in collaboration with the Boston Consulting Group.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

About BP

BP is of one of the world's largest energy companies with operations in more than 100 countries across six continents. The company's main businesses are exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; transportation and marketing of natural gas; and a growing business in renewable, low-carbon and alternative energies.

With exploration activities in 29 countries, production facilities in 22 countries across 6 continents and proven reserves of 18 billion barrels of oil and gas, BP is a leading oil and gas explorer. BP has an unrivalled deepwater experience and technology leadership at its operations in the Gulf of Mexico, Angola and Egypt. BP is also one of the leading producers of coal bed methane in the San Juan Basin in the US and one of the largest gas suppliers for LNG.

BP's investments in India include Castrol India Limited and Tata BP Solar. BP India also has an interest in Coal Bed Methane, Wind Energy, Biofuels and the trading of Crude Oil, LNG, Oil Products and Chemicals.

Key Contacts:

Kirby Furtado
NeUCom Consulting
+ 91 98216 74905
Email: kirby@neucomconsulting.com

E. Mohan Reddy
Reliance Industries Ltd.
+ 91 99675 30350
Email: mohane.reddy@ril.com

Paresh Chaudhry
Reliance Industries Ltd.
+ 91 99675 30124
Email: paresh.chaudhry@ril.com